ChromaDex Corporation
10005 Muirlands Boulevard
Suite G
Irvine, CA 92618
(949) 419-0288

November 6, 2017

Via Edgar

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:    Christine Westbrook

Re:
ChromaDex Corporation

Registration Statement on Form S-3

Filed: October 31, 2017

File No. 333-221245

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, ChromaDex Corporation (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective at 4:30 p.m. Eastern Time on Wednesday, November 8, 2017, or as soon thereafter as is practicable.

In connection with this request, the Registrant hereby acknowledges that:

●
should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●
the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this request, please contact Matthew T. Browne of Cooley LLP at (858) 550-6045.

Sincerely,

ChromaDex Corporation

By:  /s/ Kevin M. Farr
Kevin M. Farr
Chief Financial Officer